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                                                                 EXHIBIT (a)(13)

                                                      Contact:  Donald D. Holmes
                                                                  (847) 215-4600



                  SCOTSMAN INDUSTRIES COMMENCES TENDER OFFER
                       FOR KYSOR INDUSTRIAL CORPORATION


Vernon Hills, IL, February 7, 1997 -- Scotsman Industries, Inc. (NYSE: SCT) today announced that an indirect wholly owned subsidiary has commenced its previously announced tender offer for shares of Common Stock, $1.00 par value, and shares of Series A Convertible Voting Preferred Stock, $24.375 stated value per share, of Kysor Industrial Corporation, at $43.00 per share, net to the seller, in cash. The tender offer is being made pursuant to an Agreement and Plan of Merger dated as of February 2, 1997. The tender offer is scheduled to expire on Friday, March 7, 1997.


First Chicago Trust Company of New York is the depositary for the tender offer. Morrow & Co., Inc. is the information agent. The dealer manager is Morgan Stanley & Co. Incorporated.

                                    -more-
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Scotsman Industries, Inc. is a leading manufacturer of refrigeration products --
ice machines, beverage dispensing systems, food preparation and storage equipment and related products. The company markets primarily to commercial customers in the foodservice, hospitality, beverage and health care industries. Scotsman's products are sold in more than 100 countries through multiple distribution channels.